Exhibit 10.3.5

AMENDMENT TO
THE ANNTAYLOR STORES CORPORATION
1992 STOCK OPTION AND RESTRICTED STOCK AND UNIT AWARD PLAN

The AnnTaylor Stores Corporation 1992 Stock Option and Restricted Stock and Unit Award Plan (the "Plan") is hereby amended effective as of March 9, 2004 (the "Effective Date") as set forth below.

1.   The second sentence of Section 6(f) of the Plan is hereby amended in its entirety to read as follows, effective with respect to all Options (as defined in the Plan) granted pursuant to the Plan, including outstanding Options granted before the Effective Date:

"In the event that the employment or service of an Optionee shall terminate or cease other than by reason of death, Disability or Retirement, all Options theretofore granted to such Optionee that are exercisable at the time of such termination may, to the extent not theretofore exercised or canceled, be exercised at any time within three (3) months after such termination of employment or cessation of service, as applicable; provided, however, that the Committee may in its discretion extend the period for exercise of such Options to a date later than three (3) months after such separation or cessation date, but in any event not beyond the date on which the Option would otherwise expire pursuant to Section 6(e) hereof; provided, further, that if the employment of an Optionee shall terminate for Cause, all Options theretofore granted to such Optionee shall, to the extent not theretofore exercised, forthwith terminate immediately upon termination."

Except as set forth above, the Plan is hereby ratified and affirmed in all respects.